AMENDMENT TO
DISTRIBUTION AGREEMENTS

This amendment (this “Amendment") is effective as of May 3. 2022 (the "Effective Date''), is made between Quasar Distributors. LLC and Procure ETF Trust II (together, the “Parties”), and amends the distribution agreement between the Parties dated September 30. 2021 (the ”Agreement”):

Except as amended hereby, all terms of the Agreement remain in full force and effect.

As of the Effective Date, this Amendment amends Schedule A to the Agreement as follows:

I.    Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached Schedule A:

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

QUASAR DISTRIBUTORS. LLC	PROCURE ETF TRUST II

By: /s/ Mark Fairbanks	By: /s/ Robert Tull

Name: Mark Fairbanks	Name: Robert Tull

Title: Vice President	Title: President

Date: May 20, 2022	Date: May 20, 2022

Schedule A

LIST OF FUNDS

Procure Space ETF
Procure Disaster Recovery Strategy ETF